UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scientific Industries, Inc.
(Name of Issuer)

Common Stock, $0.05 par value
(Title of Class of Securities)

808757108
(CUSIP Number)

Bleichroeder LP 1345 Avenue of the Americas, 47th Floor, New York, New York 10105 (212) 698-3101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/31/2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _808757108

1. Names of Reporting Persons:
Bleichroeder LP

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:
AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 2,465,026

8. Shared Voting Power 0

9. Sole Dispositive Power 2,465,026

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,465,026

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11
20.95%

14. Type of Reporting Person
IA

CUSIP No. _808757108

1. Names of Reporting Persons:
Bleichroeder Holdings LLC

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:
AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 2,465,026

8. Shared Voting Power 0

9. Sole Dispositive Power 2,465,026

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,465,026

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11
20.95%

14. Type of Reporting Person
HC

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 15, 2023 (the “Schedule 13D”), with respect to the Common Stock, $0.05 par value (the “Shares”), of Scientific Industries, Inc., a Delaware corporation (the "Issuer"). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 (a) is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Reporting Persons beneficially own 2,465,026 Shares, representing 20.95% of the outstanding Shares (including Shares that will be issuable upon the exercise of the Warrants). The percentages used herein are based upon (i) the 10,503,599 Shares reported as outstanding as of August 13, 2024 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024 and (ii) the 1,261,675 Shares issuable upon the exercise of the Warrants.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024	BLEICHROEDER LP

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

BLEICHROEDER HOLDINGS LLC

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).